April 5, 2005

VIA EDGAR TRANSMISSION AND BY HAND

Jason Wynn
Division of Corporation Finance
Mail Stop 0405
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Reddy Ice Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-122751)

Ladies and Gentlemen:

On behalf of Reddy Ice Holdings, Inc., a Delaware corporation (the “Company”) and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 1 to the registration statement on Form S-1 (File No. 333-122751) (“Amendment No. 1”). The registration statement was initially filed on February 11, 2005 (such initial filing, together with Amendment No. 1, being herein referred to as the “Registration Statement”).

In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in H. Roger Schwall’s letter dated March 12, 2005 to Mr. Steven J. Janusek. To facilitate your review of Amendment No. 1, this letter keys our responses to your comments and provides any requested supplemental information currently available. Where practicable, we have specifically identified the places where changes were made in Amendment No. 1. Unless otherwise indicated, references in our responses to page numbers refer to the page numbers of the blacklined Amendment No. 1.

To expedite your review, we have enclosed with the by-hand copy of this letter five copies of Amendment No. 1, together with the Annexes thereto, marked against the initial filing of the Registration Statement.

REQUEST FOR CONFIDENTIAL TREATMENT:   Please note that the Company requests confidential treatment pursuant to Rule 83 (17 CFR 200.83) for some portions of responses and supplemental information on the basis that the information is entitled to exemption under the Freedom of Information Act. All information for which confidential treatment is requested has been set forth in Annex B hereto. The version of this letter submitted via EDGAR has Annex B redacted; the by-hand copy includes confidential Annex B.

General

1.                 Comment: Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

Response: In response to the Staff’s comment, the Company has made changes to all affected disclosure that relates to any given comment. The Company has also made a significant effort to reduce repetitive disclosure throughout Amendment No. 1.

2.                 Comment: We note that you omit information required by Regulation S-K. Revise your filing to provide all information other than that specified by Rule 430A under Regulation C. See pages 6, 25, 62 and 101, for example.

Response: The Company is still in the process of consulting with its stockholders and the managing underwriters, as well as observing market conditions. As a result, the Company is not yet able to include certain non-Rule 430A information in Amendment No. 1, such as the appropriate price range, the ratio of the split of the Company’s common stock and some dividend table information. The Company will include all non-Rule 430A information in future filings promptly after making such determinations.

3.                 Comment: We will need time to review all new disclosure, including any additional proposed artwork or graphics, the intended price range, the use of proceeds, the number of shares to be repurchased and the resulting ownership breakdown, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Response: In response to the Staff’s comment, the Company is supplementally providing additional graphics it intends to include on the inside front cover of the prospectus as Annex A hereto. The Company acknowledges that the Staff will need sufficient time to review this additional information prior to any distribution of the preliminary prospectus. As mentioned in the response to Comment #2 above, the Company is continuing to evaluate the appropriate price range and certain other information.

4.                 Comment: Please provide the estimated per share price range of the offering or supplementally advise us of the proposed price range. You will need to include a definitive price range prior to effectiveness.

Response: The Company is still in the process of determining the estimated share price range of the offering and as a result is not yet able to include this information in Amendment No. 1. The Company will supplementally advise you when it determines the estimated price range. The Company acknowledges that it will need to include a definitive price range prior to effectiveness.

5.                 Comment: We remind you that as stated in Securities Act Release No. 5180, a registrant is “in registration” at least from the time an issuer reaches an undertaking with a broker-dealer to the period of 25-40 days during which dealers must deliver a prospectus. Interviews conducted by your principals during this period may raise Section 5 concerns since they may be selling material. Any selling material outside the statutory prospectus violates the Securities Act unless a final prospectus is delivered prior to or simultaneously with that additional selling material. Please acknowledge the staff’s position in your response.

Response: The Company acknowledges the Staff’s position with regard to Securities Act Release No. 5180.

6.                 Comment: Please ensure that the disclosure on your website is consistent with the disclosure in your prospectus and other filings. For example, we note that the number of manufacturing facilities the company owns or leases and its number of distribution centers stated on the website does not match the numbers stated in the prospectus.

Response: In response to the Staff’s comment, the Company has updated its website so that the disclosure on the website is consistent with the disclosure in Amendment No. 1 and its other filings.

7.                 Comment: Please update your disclosure with each amendment to the most recent practicable date. Also, provide an updated consent from your independent accountant in each subsequently filed amendment.

Response: In response to the Staff’s comment, the Company has updated the disclosure included in Amendment No. 1 to the most recent practicable date. The Company has provided an updated consent from its independent accountant with Amendment No. 1 and will do so with each subsequently filed amendment.

8.                 Comment: Please eliminate all unnecessary redundancy throughout your prospectus. For example, you repeat much of your discussion of industry overview, competitive strengths and business strategy in the Summary and again on pages 70-76.

Response: In response to the Staff’s comment, the Company has made a significant effort to decrease the length and reduce repetitive disclosure throughout Amendment No. 1, including in the Summary section.

Prospectus Cover Page

9.                 Comment: Provide updated and current disclosure throughout the prospectus. For example, update the status of your application with the New York Stock Exchange.

Response: In response to the Staff’s comment, the Company has updated the disclosure included in Amendment No. 1 to the most recent practicable date, including the Company’s expected NYSE symbol.

Prospectus Summary, page 1

10.          Comment: Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

(a)          Eliminate the suggestion that you only “highlight” “some” information.

(b)         Avoid the use of subjective language, such as “we believe.”

(c)          If you desire to retain any claims of leadership, briefly explain in context how it was determined and provide us with supplemental support for the claims.

(d)         Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.

(e)          Eliminate repetitive disclosure. For example, you repeat leadership claims and your purported reputation at pages 2 - 4.

Where practicable, replace such language with quantifiable data based on objective sources. Unless you can provide objective supplemental support for statements, this type of language and terminology is not appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Summary section.

(a)          The Company has eliminated the suggestion that the Summary highlights some of the information contained elsewhere in the prospectus.

(b)         Where practicable, the Company has revised the Registration Statement to avoid the use of subjective language.

(c)          The Company makes the following claims to leadership in the Summary, and advises the Staff supplementally of the following information upon which such claims are based:

“We are the largest manufacturer and distributor of packaged ice in the United States.” According to information obtained from publicly available sources, the Company has determined that the four largest manufacturers and distributors in the United States, measured by revenues, are the Company, Arctic Glacier Income Fund (“Arctic Glacier”), Home City Ice Company (“Home City”) and Glacier Ice Company (“Glacier”). Arctic Glacier’s 2004 Annual Report states their 2004 U.S. revenues as C$78.4 million (approximately $64.5 million at current exchange rates). Home City was profiled in a May, 2004 news article (available on their website) as having annual revenues of $62.5 million. Based upon the foregoing and proprietary trade information

(described supplementally in confidential Annex B hereto), the Company is confident that no other manufacturer and distributor of packaged ice has revenues in the United States approaching that of the Company’s annual revenues of $285.7 million in 2004.

“No other manufacturer and distributor of packaged ice in the United States has the geographic presence, infrastructure or capacity necessary to meet the multi state demands of customers in our markets” Based upon available public information:

•       Arctic Glacier has U.S. locations in 13 central and northeastern states, with production capacity of approximately 5,100 tons of ice per day (including Canadian locations, which aren’t part of the Company’s markets); and

•       Home City serves ten states in the Midwest with 21 plants making 3,300 tons of ice per day.

As a result of the foregoing and the proprietary trade information described in confidential Annex B hereto, the largest competing ice companies do not have the capacity to compete with the Company’s daily ice manufacturing capacity of over 16,000 tons serving 31 states and the District of Columbia. As discussed above, all of the other packaged ice manufacturers and distributors that compete with the Company are of substantially smaller size and compete with the Company only in individual markets or small numbers of the Company’s markets.

(d)         The Company has included a discussion of the risks and limitations that could harm its business or inhibit its strategic plans on pages 2 and 3.

(e)          The Company has deleted repetitive disclosure in the Summary section regarding its claims of industry leadership and reputation.

11.          Comment: The disclosures under “Competitive Strengths” and “Business Strategy” are duplications of what is contained on pages 72-73. This section should summarize not repeat later disclosure. The Summary should also be balanced and address any risks associated with those strengths and strategy. Revise accordingly.

Response: In response to the Staff’s comment, the Company has significantly reduced duplicative disclosures under “Competitive Strengths” and “Business Strategy” on page 2 of the Summary. The Company has added discussion of risks associated with those strengths and strategy on pages 2 and 3 in order to balance the summaries of competitive strengths and business strategy.

Risk Factors, page 13

12.          Comment: All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Many of your risk factors are too detailed and contain excessive bullet points, for example the one titled “The terms of our new credit facilities . . . .” Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each.

Response: In response to the Staff’s comment, the Company has made revisions throughout the Risk Factors section of Amendment No. 1 to make discussion of risks more concise, cross-reference more detailed disclosure elsewhere and segregate multiple risks.

13.          Comment: In a number of places in the risk factor section you use phrases such as “materially adversely affected” or “negatively affect.” Please revise to add disclosure describing and expressing the specific and immediate effects to the investors.

Response: In response to the Staff’s comment, the Company has revised the risk factors titled “You may not receive any dividends . . .”, “We might not have cash in the future to pay dividends . . .”, “Our dividend policy may limit our ability . . .”, “The terms of our new credit facilities . . .”, “Increases in the prices of electricity . . .”, “Our acquisitions may not be successfully integrated . . .”, “We may lose customers’ business . . .”, “Limitations on our ability to utilize our tax assets . . .”, “As a result of being a public company . . .”, and “We will be exposed to risks relating to evaluations of controls . . .”, to add disclosure describing and expressing the specific and immediate effects to the investors of each of the specific risks.

14.          Comment: Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, “Our dividend policy may change,” “We may not be able to utilize our tax assets before they expire” and “Being a public company will increase our expenses and administrative workload.”

Response: In response to the Staff’s comment, the Company has revised risk factor subheadings on pages 11 through 17.

15.          Comment: Other captions do not address all the risks that you present in the risk factor. Revise the caption or break out separate risks into separate risk factors. Examples include the possibility that the Reddy Group notes will not be repurchased in a tender offer mentioned under “The terms of our new credit facilities . . . .” at page 15 and the inability to obtain director and officer liability insurance as discussed in the second full paragraph under “Being a public company . . . .” at page 20.

Response: In response to the Staff’s comment, the Company has reviewed and revised the disclosure generally in the Risk Factors section and:

•       has broken out as a separate risk on page 13 the risks associated with the possibility that not all of the Reddy Group notes will be repurchased in the tender for such notes; and

•       has split the former “Being a public company...” risk factor into two distinct risk factors relating to (1) the increased burdens of being public (“We will be subject to greater...”) and (2) greater director and officer insurance costs (“Our status as a public company”).

16.          Comment: Eliminate language that tends to mitigate the risk you discuss. Examples include statements such as “we currently carry product liability insurance that we believe is adequate . . . .” Instead, focus on the underlying risk, such as the harm that could result from uninsured loss. If appropriate, you may describe the extent and effect of your insurance coverage elsewhere in your document.

Response: In response to the Staff’s comment, the Company has revised the disclosure generally in the Risk Factors section and deleted the mitigating language from the risk factor titled “Accidents involving our products and equipment . . .” that now appears on page 16.

Increases in the prices of electricity . . . ., page 17

17.          Comment: We note that significant changes in the prices of electricity, polyethylene, fuel, insurance, or other commodities may have a material adverse effect on your business. Please provide a percentage as to what constitutes an increase that is significant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 14 to remove the concept of “significance”, as the risk is best described as increases beyond what could be offset through an increase in selling prices to customers. The Company advises that, without being overly speculative, it cannot specify a percentage, but it does feel that the risk associated with increases in such expenses generally would be important to investors’ understanding of the packaged ice business.

Our acquisitions may not be successfully integrated . . . ., page 18

18.          Comment: To the extent that you have identified any assimilation issues in the acquisitions you have made to date, identify those.

Response: The Company advises the Staff supplementally that it has not experienced any material assimilation issues with respect to the acquisitions of Service Ice, Triangle and the businesses acquired in 2004. In order to avoid inserting mitigating language in the Risk Factors section, the Company has not modified the risk factor disclosure to discuss its favorable history of integrating businesses. However, in response to comment #40 below, the Company has modified the disclosure on page 62 under the subheading “Selectively Pursuing Acquisitions” to list the components of integration of acquired businesses.

If we are unable to retain senior executives . . . ., page 18

19.          Comment: If any of your “key personnel” are not under contract, revise to disclose this.

Response: The Company supplementally advises that key personnel are subject to employment agreements as disclosed on page 79 of the prospectus. The risk factor now includes a cross-reference to the section of the prospectus where employment agreements with executive officers are discussed.

Risks Relating to Our Common Stock, page 21

20.          Comment: Please consider including a risk factor explaining that a majority of the proceeds from this offering will be used to repay debt and therefore you do not expect to have proceeds to expand or invest in your business.

Response: The Company has added a risk factor on page 20 in response to the Staff’s comment.

Affiliates of Bear, Stearns & Co. Inc . . . ., page 22

21.          Comment: Please provide more detailed disclosure as to why a conflict of interest may exist due to the underwriters’ interest in the successful completion of the offering in addition to the underwriting discounts and commissions they expect to receive. What would be the nature of the conflict?

Response: The Company has revised the disclosure in the relevant risk factor on page 19 in response to the Staff’s comment.

Special Note Regarding Forward-Looking Statements, page 24

22.          Comment: Eliminate the suggestion that “will” identifies forward-looking statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 to eliminate the suggestion that “will” identifies forward-looking statements.

Use of Proceeds, page 25

23.          Comment: Revise this section to provide, in tabular and quantified form, the sources and uses of the funds being raised in this offering and the borrowings under the new credit facility.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 and has included a table presenting the sources and uses of the funds being raised in the offering and the borrowings under the new credit facility.

24.          Comment: Indicate how you will utilize any funds remaining after you pay your indebtedness and the fees associated with this offering, where will you allocate the additional proceeds.

Response: The Company advises the Staff that it expects to reduce the amount of its new credit facilities in the event that funds would remain after payment of indebtedness and fees, and that disclosure in footnote (1) to the Use of Proceeds section has been modified accordingly.

Dividend Policy and Restrictions, page 26

25.          Comment: Until you complete the missing blanks from this section, we will not be able to perform a thorough review of your filing. Revise this section to provide a reasonable estimate of the dividend you intend to pay and amounts left blank in the first table.

Response: The Company acknowledges that the missing information will be required in order for the Staff to complete review. Negotiations are ongoing regarding terms of the Company’s new credit facilities, which negotiations need to be completed before relevant information for this section can be computed.

26.          Comment: You have not provided the covenants from your new credit facilities and have not provided a definition of Bank EBITDA. It is our position that such information is material for an investor to be able make an informed decision and must be provided prior to effectiveness. Once that information has been determined, we will need a reasonable amount of time for consideration and possible comment.

Response: Negotiations are ongoing regarding terms of the Company’s new credit facilities, which negotiations need to be completed before relevant information for this section can be included. The Company acknowledges that the missing information will be required in time for the Staff to consider and, possibly, to comment before effectiveness can be declared.

The Company supplementally advises the staff that the measure that had been referred to as “Bank EBITDA” will be called “Adjusted EBITDA” in the Company’s new credit facilities, so a corresponding change has been made throughout the prospectus.

Estimated Cash Available to Pay Dividends Based on Estimated Minimum Bank EBITDA, page 28

27.          Comment: Expand the first line of this table to specify the period to which you are referring—e.g. for the period ending December 31, 2005.

Response: In response to the Staff’s comment, the Company has revised the first line of the table to make clear that the period referred to in the table is the Initial Four Quarters defined in the third paragraph of page 23.

28.          Comment: We note that you provided coverage ratios in the last lines of this table. Confirm to us that these are the only coverage ratios under debt instruments that limit your ability to pay dividends.

Response: The Company advises that it expects those ratios to be the only ones under the new credit facilities that would limit the ability to pay dividends, but that the terms of the new credit facilities are currently being negotiated. The Company has added disclosure on page 28 under the subheading “Calculations under Reddy Holdings Indenture” discussing the operation of provisions of its senior discount notes indenture that would limit dividend payments.

Net cash provided by operating activities, page 28

29.          Comment: Explain in the footnote, rather than cross-reference, the term “monitoring fees.”

Response: The presentation in this section has changed with the use of December 31, 2004 financial data. However, in response to the Staff’s comment, the Company has revised the disclosure in footnote (f) on page 10.

30.          Comment: It appears the various measures you present on page 29, such as EBITDA, Bank EBITDA, and cash available to pay dividends, should be prefaced with the caption “Pro Forma.’

Response: In response to the Staff’s comment, the Company has revised the column headers on pages 25 and 26 to indicate that information provided for the year ended December 31, 2004 is provided on a Pro Forma basis.

Assumptions and Considerations, page 31

31.          Comment: To the extent known or practicable, quantify the information in the bullets.

Response: The historical information mentioned in the bullets, such as “historical results of operations and financial condition” is disclosed in detail in other sections of the prospectus. The Company advises that other information described in the bullets is intended to provide readers with an understanding of the internal processes used by management and the board of directors to make the business judgments involved in establishing a dividend policy and that meaningful quantification is not practicable.

Restrictions on Payments of Dividends, page 32

32.          Comment: Please expand your disclosures under this heading to address the likelihood that the various matters identified will limit your ability to pay dividends. Also explain the meaning of the terms “sufficient capacity” and “buildup amount” on page 33.

Response: The Company has added discussion on page 28 under the heading “Calculations under Reddy Holdings Indenture” that better explains “buildup amount” and, in context, “sufficient capacity”, along with a cross-reference in this section to “Restrictions on Payment of Dividends—Reddy Holdings’ 10 1/2%...” which is where “buildup amount” is defined. The Company has revised disclosure concerning dividends, including in the first five risk factors beginning on page 11 and on pages 23 through 30 in a manner intended to provide a thorough discussion of factors that may limit the ability to pay dividends. In particular, the calculations included in pages 25 through 28 are intended to illustrate the likelihood that dividends will be paid, balanced by the risk factors discussing the possibility that dividends will be limited.

Unaudited Pro Forma Condensed Financial Information, page 38

33.          Comment: We note you provide a listing of events included in the pro forma Statements of Operations for the year ended December 31, 2003, and the nine months ended September 30, 2004. Please include the dates these events took place along with such disclosures.

Response: This item now pertains to the year ended December 31, 2004. In response to the intent of the Staff’s comment, the Company has revised the disclosure on page 34 to include specific dates.

34.          Comment: We note that you make reference in your disclosure on page 7 to a stock split. Please provide us with details of your plan to effect the stock split and explain how you intend to address this pending event in the financial information included in the filing.

Response: The Company respectfully refers the Staff to the response to comment #2 above for information regarding the disclosure about the Company’s stock split.

35.          Comment: We note your disclosure under point (5) on page 12, indicating you have assumed all of the Reddy Group notes are repurchased in the tender offer. Please expand your disclosure to describe the basis for your assumption and the likelihood that all of the notes will not be repurchased, as well as the effects on your various measures if they are not.

Response: The former footnote 5 on page 12 has been removed. In response to the Staff’s comment, the Company has revised the disclosure in footnote (5) of page 36 and footnote (f) on page 38. In addition, the Company supplementally provides the information set forth in Item 35 of confidential Annex B hereto.

36.          Comment: We note that under points (m), (n), and (o) that you have included adjustments for the elimination of professional fees, employee bonuses, and the accretion of redeemable common stock warrants related to the Triangle acquisition by Reddy. It appears that these items are nonrecurring charges in the historical financial statements indirectly affected by the transaction which generally would not be eliminated in arriving at pro forma results.

Response: The Company notes that the Unaudited Pro Forma Condensed Financial Information now pertains to the fiscal year ended December 31, 2004 and these adjustments have been removed.

37.          Comment: We note your disclosure under point (o), indicating that the pro forma adjustment for interest expense on the term loan was calculated with an assumed LIBOR rate of 1.20%, and that you have other adjustments based on a similar assumption. Please expand your disclosure to explain the basis for using this rate. It should be clear how it compares to the prevailing rate in the historical periods, and the terms of your loan agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure under new footnote (h).

Management’s Discussion and Analysis . . ., page 51

Overview

Predecessor and Successor, page 52

38.          Comment: We note you have combined the financial results of the Successor and Predecessor entities for the 2003 annual and nine-month periods. Due to the application of purchase accounting, we generally do not believe the results of operations of the two entities are sufficiently comparable to combine in the manner in which you have described. It appears you may need to restructure your MD&A to base your analysis on the separate results of the Successor and Predecessor entities.

Response: The Company believes the results of the operations of the Successor and Predecessor entities are comparable in all respects other than depreciation and amortization expense and interest expense. Therefore the Company has not restructured the Company’s MD&A to separate the results of the Successor and Predecessor entities. Please note that the Company’s discussion of depreciation and amortization expense and interest expense includes discussion of the impact of the merger transaction on these amounts. The Company believes this presentation is more useful and meaningful to readers of the financial statements.

39.          Comment: Consider shortening your overview. The discussion would be improved for example, if it more concisely presented a discussion of your organization and identified any of the significant matters with which management is concerned when evaluating your financial condition and operating results. In your revision, please consider identifying the material opportunities, challenges and risks on which management is most focused, both on a short and long-term basis. This section should set forth those issues or factors which consistently impact you from period to period but with the specific impact for a given period being addressed later in the discussion of that period. Please refer to FRC 501.12 and Release No. 34-48960 for additional guidance.

Response: In response to the Staff’s comment, the Company has revised the overview to present general matters in a more-concise fashion, omitted redundant material and moved details relating to specific periods to the relevant discussions of such periods. In addition, referring to the guidance cited by the Staff’s comment, the Company reordered the remaining overview subsections to enhance readability and make information regarding seasonality and predecessor/successor matters more prominent.

Business, page 71

Selectively Pursuing Acquisitions, page 73

40.          Comment: Please provide the basis for your conclusion that you successfully integrated Triangle into your operations during 2004.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Legal Proceedings, page 81

41.          Comment: Quantify the damages sought in the settling litigation resulting from an ammonia release in June 2001 at your Baton Rouge, Louisiana facility.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 70.

Principal and Selling Shareholders, page 93

42.          Comment: Is any selling shareholder a registered broker-dealer or affiliate of a registered broker-dealer? If so, please confirm to us on a supplemental basis that the securityholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the securityholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the reselling securityholder as an underwriter. We may have additional comments.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that each of Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns M.B. PSERS II, L.P., The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P. (collectively, the “BSMB Entities”), is a direct or indirect affiliate of Bear, Stearns & Co. Inc., a registered broker-dealer and one of the underwriters in this offering. Each of Trimaran Fund II, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation (collectively, the “Trimaran Entities”), is directly or indirectly associated with CIBC World Markets Corp., a registered broker-dealer and one of the underwriters in this offering. The Company further advises the Staff that no selling stockholder in this offering is a registered broker-dealer.

The shares held by the BSMB Entities were acquired in two separate transactions. A portion was acquired on August 15, 2003 from the Company in a private placement in connection with the acquisition of Packaged Ice, Inc. as described in the Registration Statement under “Certain

Relationships and Related Transactions—The Merger and Related Financing Transactions.” The remainder was acquired on November 6, 2003 from the Company in a private placement in exchange for cash used to fund the Company’s acquisition of Triangle Ice, Inc. These acquisitions of common stock currently are disclosed in Part II of the Registration Statement. Please see Page II-3.

The BSMB Entities have informed the Company that both such acquisitions of common stock were made in the ordinary course of their investment businesses for investment purposes and in neither circumstance did any of the BSMB Entities have any agreement or understanding, directly or indirectly, with any person to distribute such securities.

The shares held by the Trimaran Entities were acquired in two separate transactions. A portion was acquired on August 15, 2003 from the Company in a private placement in connection with the acquisition of Packaged Ice, Inc., the Company’s predecessor, as described in the Registration Statement under “Certain Relationships and Related Transactions—The Merger and Related Financing Transactions.” The remainder was acquired on November 6, 2003 from the Company in a private placement in exchange for cash used to fund the Company’s acquisition of Triangle Ice, Inc. These acquisitions of common stock currently are disclosed in Part II of the Registration Statement. Please see Page II-3.

The Trimaran Entities have informed the Company that both such acquisitions of common stock were made in the ordinary course of their investment businesses for investment purposes and in neither circumstance did any of the Trimaran Entities have any agreement or understanding, directly or indirectly, with any person to distribute such securities.

The Company further advises the Staff that neither the BSMB Entities nor the Trimaran Entities are in the business of underwriting securities. The Company believes that the BSMB Entities and the Trimaran Entities are not acting as conduits for the Company with regard to the sale of its securities to the public. They do not have the same role in this offering as the “underwriters” who undertake the distribution of the shares—the BSMB Entities and the Trimaran Entities have had an active monitoring and management services role in the business of the Company. Based upon the foregoing, the Company respectfully submits to the Staff that none of the BSMB Entities or the Trimaran Entities is an underwriter in connection with the offering contemplated by the Registration Statement. As noted above, the BSMB Entities and the Trimaran Entities acquired their economic interests in the Company in 2003. They assumed the economic risks associated with their investments without regard to whether they would be able to ultimately distribute them to third party investors through this or any other offering. At the time they made their investment decisions, there was no way to ensure that any such offering would occur.

Certain Relationships and Related Transactions, page 95

43.          Comment: We note that the Reddy Holdings acquired Packaged Ice via Cube in 2003. Describe the terms of that acquisition and provide any disclosures required by Item 404(d) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added disclosures regarding the acquisition of Packaged Ice on page 84.

Material United States Federal Income and Estate Tax Considerations, page 107

44.          Comment: Revise your statement that the reader “should” consult with his/her own tax advisor as the term “should” suggests obligation. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Response: The Company has revised the disclosure on page 95 to encourage consultation with tax advisors.

Underwriting, page 110

45.          Comment: Rather than referring to “among” the factors to be considered, identify all material factors that will be used to determine the initial public offering price.

Response: The Company respectfully submits that the factors used to determine the offering price vary in relation to the circumstances existing at the time of the offering. While material factors that will be used to determine the offering price have been disclosed, additional factors may also be considered. Therefore, the Company has not modified the current disclosure.

46.          Comment: We note that your underwriters will engage in an electronic offer, sale or distribution of the shares. Please describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

•        the communications used;

•       the availability of the preliminary prospectus;

•        the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;

•        how offers and final confirmations will be made; and

•        the funding of an account and payment of the purchase price.

We may comment further.

Response: Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and CIBC World Markets Corp. have advised the Company that they will not participate in any electronic offer, sale or distribution of the shares. Lehman Brothers Inc. and Goldman, Sachs & Co. have informed the Company that Lehman Brothers Inc. and Goldman, Sachs & Co. or their respective affiliates may engage in the electronic offer, sale or distribution of the shares and that any such activities will be conducted in accordance with procedures previously reviewed by the Staff. Lehman Brothers Inc. and Goldman, Sachs & Co., respectively, continue to employ the same procedures as those previously reviewed by the Staff.

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in an electronic offer, sale or distribution of shares. The Company has been advised by the lead managers that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the lead managers know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the lead managers do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution has been mooted by the declaration of effectiveness of the registration statement.

In order to help alleviate concerns that may be raised by any possible electronic offer, sale, or distribution of the shares, the lead managers of the underwriters have indicated to the Company that they will include the following language in a communication to potential additional syndicate members:

“Online distribution of shares of common stock of Reddy Ice Holdings, Inc. may only be made pursuant to procedures for such distributions previously reviewed with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (1) you are not making an online distribution or (2) you are following procedures for online distribution previously reviewed with the Securities and Exchange Commission and those procedures have not changed.”

Consistent with this procedure, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in the offering and one or more of the underwriters participating in the offering may distribute prospectuses electronically. The lead managers may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.”

47.          Comment: You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

Response: The lead underwriters have advised the Company that one or more members of the underwriting syndicate may make a prospectus in electronic format available on the websites maintained by such underwriter or underwriters and may distribute prospectuses electronically. Bear, Stearns & Co. Inc., Lehman Brothers Inc., Goldman, Sachs & Co. and CIBC World Markets Corp. have informed the Company that they do not intend to make a prospectus in electronic form available online. Credit Suisse First Boston LLC (“CSFB”) has informed the Company that it intends to make the preliminary and final prospectus available in electronic Adobe PDF format on the Internet through a password protected portal on its proprietary web site. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements.

In addition, as a courtesy to certain of their customers to whom a hard copy preliminary prospectus will be sent, certain of the underwriters, or their respective affiliates, may distribute preliminary prospectuses electronically via e-mail to these customers, but will not accept indications of interest, offers to purchase or confirm sales electronically in connection with such distribution of the preliminary prospectus. To the extent distributed electronically, the preliminary prospectus will be in electronic Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933, as amended, has been prepared and filed with the SEC.

The underwriters have further advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet. While certain lead underwriters have contracted or are in the process of contracting with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an Internet roadshow with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the SEC and distributed to live attendees, is required to, and will be made available on the web site. In its agreements with each applicable lead underwriter, Yahoo! NetRoadshow will make the roadshow available to investors who may access it through the use of a password provided by the underwriters. An investor who is given the password may access the roadshow during a 24-hour period and will not be able to download, copy or print any of the contents of the roadshow. The preliminary prospectus will be posted on the roadshow web site for informational purposes only. Pursuant to the agreements with each applicable lead underwriter, Yahoo! NetRoadshow agrees to conduct Internet roadshows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the SEC in connection with virtual roadshows. Copies of the agreements with Yahoo! NetRoadshow will be provided to the Staff under separate cover.

Currently, no information regarding the Company or the offering appears on the Yahoo! NetRoadshow web site.

48.          Comment: Please provide the following information with respect to your directed share program:

(a)          Tell us on a supplemental basis the approximate percentage of common stock and dollar value you plan to offer in this program.

(b)         Clarify the types and number of parties that will be able to participate in the program, including identifying whether any of these parties are venture capital firms.

(c)          Provide a more detailed description of the Directed Share Program and the mechanics of the offering.

(d)         Specify the party or parties that will administer the program.

(e)          Ensure that your beneficial ownership disclosure includes any shares of common stock that may be acquired within 60 days.

(f)            Discuss whether the program requires any related party transaction disclosure under Item 404 of Regulation S-K.

(g)          Detail the timing and nature of any communications with directed share participants that have occurred or that you plan to make.

(h)         Provide us with all materials sent and that you plan to send to potential direct share participants.

(i)            Describe in adequate detail any account funding requirements.

We may issue additional comments.

Response: The Company has requested that the underwriters reserve up to five percent of the shares of common stock to be offered for sale at the initial public offering price in a directed share program (“DSP”). The Company will establish the aggregate number of shares reserved for the DSP and will specify the potential recipients of the reserved shares. The Company has selected Lehman Brothers Inc. (“Lehman Brothers”) to administer its DSP. Lehman Brothers has advised the Company that the procedures for the DSP are as follows.

The Company will choose the potential recipients of the directed shares from its directors, officers, employees, business associates, friends and other related persons. The Company will provide the names and addresses of the potential recipients to Lehman Brothers. No DSP materials will be sent until a preliminary prospectus is available. As soon as a preliminary prospectus is available, Lehman Brothers will send an indication of interest letter accompanied by the preliminary prospectus, a client questionnaire, directed share account opening information and a Lehman Brothers client agreement to the prospective participants. The written materials to be distributed by Lehman Brothers in connection with the DSP reflect all SEC comments received to date in any previous offerings. The written materials contain only the statements required or permitted to be included therein by the provisions of Rule 134 and the Staff, and accordingly, comply with the requirements of Rule 134.

With respect to items (b), (e) and (f) of the Staff’s comment, the Company respectfully submits that it has not begun the process of identifying the potential recipients in the DSP. As a result, the Company is not currently able to provide a full response to these items. The Company will provide a response to these items in a future filing.

Individuals who wish to participate will be required to complete the necessary documentation and return it to Lehman Brothers by mail so that Lehman Brothers can determine the prospective recipients of the reserved shares and application of Rule 2790 of the National Association of the Securities Dealers, Inc. Prospective purchasers are instructed not to send payment when returning the indication of interest letter. In addition, prospective purchasers are not committed to buy shares when they return the indication of interest letter, which specifically states that “your indication of interest in buying shares does not constitute an agreement on your part to buy any shares . . . .” The indication of interest form also includes a lock-up agreement that covers any shares to be issued under the program.

All prospective recipients will be required to purchase the shares through a Lehman Brothers account. Individuals who do not have an account with Lehman Brothers will be required to open an account based on the information provided on the subscription documents.

After the registration statement has been declared effective and the offering is priced, Lehman Brothers will contact by telephone each prospective recipient who has met the regulatory requirements and has been approved by Lehman Brothers, to inform such individual of the offering price of the shares and the maximum number of shares that such individual may purchase in the DSP. In the event that the DSP is oversubscribed, the Company will reduce the number of subscribed shares requested by the prospective recipients to accord with the number of shares reserved for the DSP. The Company will apportion such reductions in subscribed-for shares among prospective recipients in its sole discretion. In case of an undersubscribed DSP, each prospective recipient will be able to purchase up to the number of shares in which they initially indicated interest, if they choose to do so. The individual will be given an opportunity to purchase any portion of the shares allocated to them or to withdraw any outstanding indication of interest. If an individual decides to purchase shares, the sale will be confirmed with the individual, and Lehman Brothers will mail a written confirmation of the purchase accompanied by a final prospectus. Full payment of the purchase price for the reserved shares will be required promptly after receipt of the confirmation and no later than three days after the individual has been contacted by Lehman Brothers. Participants then will wire transfer their funds or send checks to Lehman Brothers. Shares are allocated following pricing and settled in the same manner as the shares sold to the general public.

The exact number of directed shares available to prospective purchasers is generally determined prior to, and in no case later than, the time of the pricing and is a function of the number of prospective purchasers who have indicated an interest, the limit indicated by the participant, the number of prospective purchasers who have properly completed client questionnaires and account opening documents meeting applicable regulatory requirements and the ultimate size of the offering which, of course, is determined at the time of pricing.

The procedures for the DSP are different from the procedures for the general public only to the extent that separate client questionnaires and account opening information needs to be sent to and returned by prospective purchasers in advance of pricing. Payment and settlement procedures are the same. An electronic broker will not be used for the DSP.

Lehman Brothers will provide a copy of the drafts of the material that will be distributed to potential recipients of directed shares to the Staff under separate cover.

Validity of the Shares, page 116

49.          Comment: Explain further the reference to the “investment vehicle,” providing quantification as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 to identify that the investment vehicle is in the form of a partnership. The Company respectfully submits that appropriate quantification is provided by the existing disclosure, which identifies the partnership’s interest in the Trimaran funds as constituting less than 0.1% of the capital commitments of those funds.

Where You Can Find Additional Information, page 124

50.          Comment: Please note that your disclosure must be materially complete. Any suggestion to the contrary is not appropriate. Therefore, please delete or revise the third sentence of this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104.

Financial Statements, page F-1

General

51.          Comment: Tell us whether you plan to update your prospectus with financial information through December 31, 2004. If not, please address the criteria in Rule 3-06(c) of Regulation S-X.

Response: The Company has revised the prospectus to include financial information through December 31, 2004.

52.          Comment: We note that you include in your annual audited and quarterly unaudited financial statements information for both the Successor and Predecessor entities. Please insert a line between the Successor and Predecessor columns to further emphasize the discontinuity that arises from the application of purchase accounting. Also, we believe inserting a double line between columns three and four on page F-29 would allow readers to more easily distinguish between the three and nine-month information.

Response: The Company has inserted a line between the Successor and Predecessor information throughout the 2004 audited financial statements and footnotes. The quarterly information previously provided on page F-29 is no longer included in Amendment No. 1.

Statement of Operations, page F-4

53.          Comment: It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to similarly report a measure of gross profit excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however this item must appear before presenting gross profit and be reflected in that metric. Please modify your presentation accordingly.

Response: In response to the Staff’s comment, the Company has revised the presentation of depreciation expense and gross profit throughout Amendment No. 1 by adding the caption “depreciation expense related to cost of sales” above “gross profit” in its consolidated statements of operations. The Company has reclassified amounts from “depreciation and amortization expense” to “depreciation expense related to cost of sales”. In addition, the Company has renamed the caption “cost of sales” to “cost of sales (excluding depreciation)” to clarify that depreciation expense attributable to cost of sales is not included in that caption. The Company supplementally advises the Staff that, in the process of responding to this comment, the Company in consultation with its independent registered public accounting firm determined that it would be appropriate to restate its financial statements and file the corrections to its annual financial statements in its 2004 Annual Report on Form 10-K. The Company filed a current report Form 8-K in accordance with Item 4.02 of Form 8-K, issued a press release regarding the restatement and has included discussion of the restatement in Note 18 on page F-33 of the prospectus.

Consolidated Statements of Cash Flows, page F-7

54.          Comment: We suggest that you begin your reconciliation with the amount of net income available to common shareholders, consistent with your presentation on page F-31.

Response: The Company believes, in consultation with its independent registered public accountants, the presentation in the consolidated statement of cash flows is acceptable and has not been revised, based on the guidance in paragraph 28 of Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” as follows:

“Enterprises that choose not to provide information about major classes of operating cash receipts and payments by the direct method as encouraged in paragraph 27 shall determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income [emphasis added] to reconcile it to net cash flow from operating activities (the indirect or reconciliation method).”

Note 3—Acquisitions, page F-12

55.          Comment: Please reconcile the total cash consideration of $461.0 million for the purchase by Cube of Packaged Ice, Inc. to the line item “Acquisition of Packaged Ice, Inc., net of cash acquired” amount of $124.7 million reported in the Statement of Cash Flows on page F-7.

Response: In response to the Staff’s comment, the Company has added a reconciliation of the total cash consideration for the purchase by Cube of Packaged Ice, Inc. to the line item “Acquisition of Packaged Ice, Inc., net of cash acquired” reported in the Statement of Cash Flows on page F-7. The reconciliation appears in Note 3 of the 2004 audited financial statements on page F-14.

Note 10—Capital Stock, page F-20

56.          Comment: For all stock, options, and warrants granted from the date of your formation through the date of your response, please provide a schedule showing the following information:

•        Date of grant

•       Number of shares, options and warrants granted

•       Person to whom granted, including a description of their relationship to you

•       Exercise price of the options and warrants

•       Amount of compensation expense recognized and/or deferred

Tell us how you determined the value of each grant. Provide any reports that you prepared in conjunction with your valuations, and any additional information necessary to understand your methodology and the underlying assumptions.

Response: For the Company’s response to this comment, the Company refers the Staff to Item 56 of confidential Annex B hereto.

Note 13—Commitments and Contingencies, page F-24

57.          Comment: We note your disclosure stating that “an unfavorable result in excess of the available insurance coverage could have a material adverse effect . . . .” Please expand your disclosure to include the range of reasonable possible loss, and the amount of insurance coverage you have available, so that the extent of your exposure to loss is apparent.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Note 14 of the 2004 audited financial statements on page F-27.

Note 14—Segment Information, page F-25

58.          Comment: We note that you have two reportable operating segments, ice products and non-ice products and services. It appears you may need to also disclose segment assets to comply with the guidance in paragraph 27 of SFAS 131.

Response: In response to the Staff’s comment, the Company has revised the segment disclosures in Note 15 on pages F-28 to F-29 to include segment assets.

Part II

Exhibits

59.          Comment: Please note that all exhibits are subject to our review. Accordingly, with your next amendment, please file all omitted exhibits.

Response: The Company will file the legality opinion and the underwriting agreement at a future date. The Company acknowledges that the Staff will need adequate time to review and comment on these documents.

*****

By copy of this letter we are providing courtesy copies of this letter and Amendment No. 1 to the following members of the Staff: Traci Towner, Karl Hiller and H. Roger Schwall.

Comments or questions regarding any matters with respect to Amendment No. 1 may be directed to John Papachristos at (212) 701-3691 or Roger Meltzer at (212) 701-3851.

Very truly yours,
/s/ JOHN PAPACHRISTOS
John Papachristos

Enclosures

cc: Traci Towner
Karl Hiller

H. Roger Schwall
Securities and Exchange Commission

Steven J. Janusek
Reddy Ice Holdings, Inc.

Kris F. Heinzelman
George A. Stephanakis

Cravath, Swaine & Moore LLP

Jens Mielke
Deloitte & Touche LLP

Roger Meltzer
Cahill Gordon & Reindel LLP

ANNEX A
to Reddy Ice Holdings, Inc. response
letter dated April 5, 2005.

ANNEX B
to Reddy Ice Holdings, Inc. response
letter dated April 5, 2005.

[Confidential treatment has been requested for this Annex, which is being provided under separate cover.]